ANI Pharmaceuticals, Inc.

210 Main Street West

Baudette, Minnesota 56623

January 13, 2022

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Michael Davis

Re:	ANI Pharmaceuticals, Inc.
Registration Statement on Form S-3
(File No. 333-261731)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ANI Pharmaceuticals, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 be made effective at 4:00 p.m., Washington D.C. time, on January 18, 2022, or as soon thereafter as practicable.

Very truly yours,

/s/ Stephen P. Carey

Stephen P. Carey
Senior Vice President, Finance and Chief Financial Officer

cc:	Karen A. Dempsey (Orrick, Herrington & Sutcliffe LLP)